UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended May 31, 2004	File No 0-49918

FIRST POINT MINERALS CORP.
(Name of Registrant)

Suite 906 – 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F   ☒           FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐           No   ☒

SUBMITTED HEREWITH

Exhibits

1.	Press Release dated December 11, 2003

2.	Press Release dated December 16, 2003

3.	Press Release dated January 26, 2004

4.	Press Release dated February 26, 2004

5.	Press Release dated March 5, 2004

6.	Press Release dated March 30, 2004

7.	Press Release dated April 14, 2004

8.	Press Release dated April 16, 2004

9.	Press Release dated April 22, 2004

10.	Press Release dated May 11, 2004

11.	Press Release dated May 26, 2004

12.	Press Release dated May 28, 2004

13.	Financial Statements for three month period ended March 31, 2004

14.	Management’s Discussion and Analysis for the three month period ended March 31, 2004

15.	Interim Certificate – CEO, May 27, 2004

16.	Interim Certificate – CFO, May 27, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corp. (Registrant)

Dated June 4, 2004	By:	/s/ J. Christopher Mitchell

	Title:	President and Director